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                                [Microtest Logo]
                                                                  Exhibit (a)(1)

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                             Letter to Stockholders

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Dear Stockholder:                                                  June 21, 2001

  We are pleased to report that Microtest, Inc. ("Microtest" or the "Company") has entered into an agreement and plan of merger with Danaher Corporation, a Delaware corporation ("Parent"), and Phoenix Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), that provides for the acquisition of the Company by Parent at a price of $8.15 per share in cash. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer for all of the outstanding shares of the Company's common stock at $8.15 per share, net to the seller in cash. Following the successful completion of the tender offer, Purchaser will be merged with and into the Company and all shares not purchased by Purchaser in the tender offer will be converted into the right to receive $8.15 per share, net to the seller in cash, in the merger.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF MICROTEST'S STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF MICROTEST COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors, as described in the attached Schedule 14D-9, including the receipt of a written opinion, dated as of June 12, 2001, of Microtest's financial advisor, SG Cowen Securities Corporation, to the effect that, as of such date and based upon and subject to certain assumptions and limitations stated in such opinion, the cash consideration of $8.15 per share to be received by Company stockholders (other than Parent, Purchaser and their affiliates) in the tender offer and the merger was fair, from a financial point of view, to such stockholders.

  Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Parent's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares. We urge you to carefully read the enclosed materials, including SG Cowen Securities Corporation's opinion, which is attached to the Schedule 14D-9.

  The management and directors of Microtest thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ Vincent C. Hren

                                          Vincent C. Hren
                                          President and Chief Executive
                                           Officer